FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For November 2002

                                AstraZeneca PLC

                   15 Stanhope Gate, London W1K 1LN, England



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                  Form 40-F
                         ---                           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No  X
                         ---                    ---

If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b):                           82-_____________

                                AstraZeneca PLC

                               INDEX TO EXHIBITS

Item
-----
1. Press release entitled, "Omeprazole Patent Litigation - AstraZeneca to appeal US Court's Judgment relating to KUDCo and Schwarz Pharma", dated 5 November 2002.

2. Press release entitled "AstraZeneca's New Statin, Crestor, Receives First Approval in Europe" dated 7 November 2002.

3. Press release entitled "AstraZeneca Reports Significant Progress Across Its Promising Research and Development Portfolio" dated 7 November 2002.

4. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 11 November 2002.

5. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 13 November 2002.

6. Press release entitled "AstraZeneca PLC - Directorate Announcement" dated 14 November 2002

7. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 14 November 2002.

8. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 15 November 2002.

9. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 18 November 2002.

10. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 21 November 2002.

11. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 22 November 2002.

12. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 25 November 2002.

13. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 26 November 2002.

14.           Press release entitled "Dealing by Directors" dated 26 November
              2002.

15. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 27 November 2002.

16. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 28 November 2002.

17. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 29 November 2002.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AstraZeneca PLC


Date: 1 December 2002                   By: /s/ G H R Musker
                                           --------------------------------
                                        Name:  G H R Musker
                                        Title: Company Secretary & Solicitor

Item 1


   OMEPRAZOLE PATENT LITIGATION - ASTRAZENECA TO APPEAL US COURT'S JUDGMENT
                     RELATING TO KUDCo AND SCHWARZ PHARMA


AstraZeneca's initial detailed review of the Court's 11th October 2002 opinion relating to KUDCo and Schwarz Pharma has revealed that the United States District Court, Southern District of New York, made reversible errors in determining key facts and applying the law. AstraZeneca has therefore decided to appeal the portions of the Court's judgment relating to KUDCo and Schwarz Pharma.

5 November 2002

Media Enquiries:
Steve Brown, Tel: +44 (0)207 304 5033
Chris Major, Tel: +44 (0)207 304 5028
Emily Denney, Tel: +44 (0)207 304 5034
Rachel Bloom-Baglin, Tel: +1 302 886 7858

Investor Relations:
Mina Blair-Robinson, Tel: +44 (0)207 304 5084
Jonathan Hunt, Tel: +44 (0)207 304 5087



-Ends-

Item 2


     ASTRAZENECA'S NEW STATIN, CRESTOR(TM), RECEIVES FIRST APPROVAL IN EUROPE
                  Other European markets should follow in 2003

AstraZeneca announced today it has received the first approval for CRESTOR(TM) (rosuvastatin) 10-40 mg from the Medicines Evaluation Board (MEB) in the Netherlands for the management of primary hypercholesterolaemia and mixed dyslipidaemia.

Sir Tom McKillop, Chief Executive of AstraZeneca, said, "We are delighted to have received this first approval of CRESTOR, which represents another milestone for the company. CRESTOR is an outstanding product that will enable more patients across the world to reach their target LDL cholesterol levels, and aid in the global fight against coronary heart disease."

The Netherlands MEB will act as the Reference Member State for the European Mutual Recognition Procedure leading to further approvals in 16 other countries in Europe--beginning in the first half of 2003. CRESTOR is also awaiting approval in the USA, Japan and in other markets.

The clinical development programme for CRESTOR now involves over 15,000 patients and includes a number of head-to-head comparative studies. In multiple clinical studies, CRESTOR has been shown to be more effective in lowering LDL-cholesterol (LDL-C or 'bad' cholesterol) than the currently prescribed statins. It has demonstrated reductions of 52% to 63% across the dose range, and compared to the same doses of atorvastatin, CRESTOR provided a significant 8.4% greater reduction in LDL-C. CRESTOR 10mg gets significantly more patients to their European LDL-C goal than atorvastatin 10mg (82% v 51% respectively), simvastatin 20mg (80% v 48%) and pravastatin 20mg (80% v 16%). In addition to the dramatic reductions seen in LDL-C, CRESTOR produces a significant increase in HDL-C ('good' cholesterol), as well as reducing total cholesterol and triglycerides.

The excellent efficacy of CRESTOR, together with a safety profile, which the company believes is comparable to the marketed statins, will position CRESTOR as a highly effective competitor in the global statin market, estimated to be worth more than $18 billion and growing at a rate of about 20 per cent annually.

Dr Hamish Cameron, Vice President and Head of Cardiovascular Therapy Area at AstraZeneca, said, "Despite many medical advances, hypercholesterolaemia remains poorly controlled. Approximately half of the people on cholesterol lowering therapy are still not reaching their cholesterol targets and are at risk of heart attacks and strokes. With the efficacy we've seen in clinical studies, CRESTOR could make a real difference to these patients' lives."

A copy of the English version of the approved label for CRESTOR(TM) in The Netherlands (rosuvastatin) can be found at www.astrazeneca.com/redirector/index.asp?id=6

Details on the approval of CRESTOR(TM) (rosuvastatin) will be provided by Dr Hamish Cameron at 08.30 GMT today as a part of the company's Annual Business Review. Dial in details for this event can be found at www.astrazeneca.com/redirector/index.asp?id=5

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of ethical (prescription) pharmaceuticals and the supply of healthcare services. It is one of the top five pharmaceutical companies in the world with healthcare sales of over $16.4 billion and leading positions in sales of gastrointestinal, oncology, anaesthesia including pain management, cardiovascular, central nervous system
(CNS) and respiratory products. AstraZeneca has more than 40 years experience in cardiovascular medicine and aims to increase lifespan and improve quality of life by reducing the risk, prevalence and impact of cardiovascular disease. AstraZeneca has a comprehensive cardiovascular portfolio including CRESTOR, ATACAND, ZESTRIL, TENORMIN, SELOKEN ZOK/TOPROL XL AND PLENDIL. This heritage is complemented by an innovative pipeline including the first oral direct thrombin inhibitor, EXANTA, and a novel treatment for type 2 diabetes / metabolic syndrome, GALIDA.


7 November 2002

Media Enquiries:
Steve Brown, Tel: +44 (0) 207 304 5033
Emily Denney, Tel: +44 (0) 207 304 5034

Investor Relations:
Mina Blair-Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

Notes to editors:

Coronary heart disease (CHD) is a major cause of morbidity and the leading cause of death in the Western world. LDL-C is the most significant contributory risk factor to atherosclerosis, a common cause of CHD and elevated levels of cholesterol is one of the most important risk factors in predicting CHD risk in the population.

AstraZeneca licensed worldwide rights to CRESTOR from Shionogi & Co Ltd, Osaka, Japan, the company that discovered the drug, in April 1998. AstraZeneca carried out a comprehensive clinical development programme leading to submission.

CRESTOR, ATACAND, ZESTRIL, TENORMIN, SELOKEN ZOK/TOPROL XL, PLENDIL, EXANTA and GALIDA are Trade Marks of the AstraZeneca group of companies.

- Ends -

Item 3


                    ASTRAZENECA REPORTS SIGNIFICANT PROGRESS
                       ACROSS ITS PROMISING RESEARCH AND
                             DEVELOPMENT PORTFOLIO

AstraZeneca today updated analysts on the company's late stage development products and projects; the progress of earlier stage products, notably in the cardio-vascular and oncology therapeutic areas; and the improved productivity in drug discovery, at its annual business review meeting in Alderley Park, Cheshire, UK, a centre of excellence for Oncology Research and Development at AstraZeneca.

Late Stage Development Progress and Product Line Extensions

o CRESTOR has received its first approval in The Netherlands, and will enter European Mutual Recognition Procedure in December. The US NDA will be supplemented with a data package in 1Q 2003; the Japan NDA was submitted in 2Q 2002.

o    EXANTA is set to be the first new oral anticoagulant for 50 years:

     o The first indication in prevention of venous thromboembolism (VTE) in patients undergoing orthopaedic surgery was filed in Europe in July 2002.

     o Positive top-line results in the EXULT A study (confirming EXANTA's efficacy in preventing VTE when compared to warfarin in US patients) announced today will support the US filing for prevention of VTE in orthopaedic surgery, scheduled for 4Q 2003.

     o The main chronic indication, the prevention of stroke in patients with atrial fibrillation, based on the SPORTIF trials, will be filed in the US and Europe in 4Q 2003.

     o Encouraging data from THRIVE III, the first study to report using EXANTA in a chronic indication, were announced today and showed a significant reduction in VTE events and no difference in bleeding when compared to placebo. The study used a fixed dose of EXANTA without the need for coagulation monitoring, which is normally required for warfarin. A further indication for the treatment of VTE, based on the THRIVE studies, will also be filed in Europe in 4Q 2003.

     o Full details of EXULT A and THRIVE III will be presented at the American Society of Hematology meeting in Philadelphia in December 2002.

o IRESSA, the first epidermal growth factor receptor inhibitor, is already approved in Japan. In the US, IRESSA is under active review by the FDA, following a positive US Oncology Drugs Advisory Committee (ODAC) recommendation. A further ODAC meeting is not anticipated. The European filing is now scheduled for 1Q 2003.

o The completion of the EU Mutual Recognition Procedure for approval of ARIMIDEX in early breast cancer, a significant market opportunity, was announced today. An approval has been granted in the UK and other European approvals (Austria, Germany, Italy, Portugal and Spain) will follow. ARIMIDEX was approved for early breast cancer in 3Q 2002 in the US, and other reviews are ongoing in the rest of world.

o CASODEX is now approved for early prostate cancer (EPC) in 26 markets. An EPC indication for CASODEX in the US will be the subject of a US ODAC meeting scheduled for December 18th.

o FASLODEX has been approved for second-line treatment of breast cancer in the US. European submission for this indication is scheduled for 2003, while the Japanese submission is under consideration.

o NEXIUM is growing strongly with sales of $1.6 billion (MAT 3Q). New indications for treatment of NSAID GI side effects and a new parenteral formulation for the hospital setting will be submitted for approval in 2Q 2003.

o SEROQUEL, now a $1 billion brand, has demonstrated efficacy in treating bipolar disease (mania). Filing for this indication is scheduled for 1Q 2003 in the US and Europe.

o Promising results for SYMBICORT in the treatment of chronic obstructive pulmonary disease (COPD) (a $2.9 billion global market) were announced, supporting the filing submitted to the EU earlier in 2002.

o Additional significant line extensions are planned for FASLODEX, IRESSA, EXANTA, ATACAND, SEROQUEL and CRESTOR.

New Cancer Therapies

o Further information was provided on new cancer therapies that target tumour growth mechanisms:

     o ZD6474, an anti-angiogenic, in phase II development, and AZD2171, another anti-angiogenic in phase I development, both target the growth of blood vessels of tumours.

     o ZD6126, a vascular targeting agent that will soon enter phase II development, targets and destroys the vasculature of tumours, working to destroy the tumour from within.

     o AZD4054, an endothelin antagonist in phase II development, works by inhibiting the ETA receptor, which is responsible for tumour cell proliferation.

     o AZD0530, an anti-invasive designed to prevent tumours from spreading, will enter clinical testing in 2Q 2003.

     o AZD3409, a prenylation inhibitor designed to inhibit proliferation of cancer cells, will enter clinical testing in 2Q 2003.

New Cardiovascular Therapies

o Positive phase II data has been generated with GALIDA (AZ242), a new treatment for type II diabetes.

o AZD6140, an anti-platelet approach to prevent blood clots (which can lead to heart attacks and strokes) is currently in phase I development.

o AZD7009, a new treatment for atrial fibrillation, is also now in phase I development.

New CNS/Pain Therapies

o Phase III clinical trials for NXY-059, a novel neuroprotectant for acute stroke, will commence in early 2003.

o Encouraging clinical data was presented on AZD3582, the first Cox Inhibiting Nitric Oxide Donator (CINOD) for pain control, further demonstrating its attractive efficacy and side effect profile, versus COX-2 selective NSAID's.

The full AstraZeneca development pipeline update is attached.

Drug Discovery Enhancements

o Candidate drug (CD) delivery has increased by 20 per cent in the last three years--one quality CD is now entering preclinical development each month.

o The number of CD's that have progressed to clinical development has doubled this year.

o To increase the likelihood that CD's will progress through late-stage development to market, AstraZeneca is:

     o Bringing new aspects of clinical medicine to the drug discovery process--enabling better understanding of human diseases and how future drugs will work to prevent and treat those diseases.

     o Front-loading risk in clinical development by introducing more stringent safety and drug metabolism/pharmacokinetic (DMPK) testing earlier--allowing for early identification of CD's that will not succeed.

o 200 new collaborations with leading academic centres and biotech companies have been initiated in 2002, supporting AstraZeneca's drug discovery strategy.

Tom McKillop, Chief Executive, AstraZeneca, said:

"The transformation of AstraZeneca's product portfolio continues apace with today's significant news of CRESTOR's first approval in Europe; progress with other late stage development projects; and the announcement of a raft of exciting new compounds in early development. A changing external environment and the rapid adoption of new technologies are combining to provide new challenges for the pharmaceutical industry, but they will also bring new opportunities. We are driving productivity not only in R&D, but also in our overall business--bringing forward new indications for our key growth products and enhancing our sales forces effectiveness. By operating in a creative, fast and efficient manner, I am confident that AstraZeneca will continue to deliver important new medicines and deliver top-tier financial performance."

Jan Lundberg, Executive Vice President, Head of Global Discovery Research, in an overview of the company's discovery strategy said:

"With the research environment increasingly focused on finding disease relevant mechanisms combined with a plethora of fantastic new technologies, AstraZeneca is working as one global team to improve the predictability of drug discovery. We are introducing elements of clinical development in the earliest stages of our activities to make our research as relevant to man as possible, and using the latest technology for the early identification of projects unlikely to succeed in development. These actions will result in a much better ratio of CD's reaching the market. AstraZeneca has already been able to deliver a fruitful pipeline that is admired across the industry, and we will continue to populate that pipeline with novel quality compounds to provide added value and benefits to patients worldwide, faster than ever before."

Martin Nicklasson, Executive Vice President, Head of Clinical Development, in an overview of the AstraZeneca portfolio said:

"AstraZeneca's key growth products have delivered strong business performances in the past year, and will continue to as their indications are broadened through aggressive life-cycle management programmes. Underpinning an already impressive portfolio of products in our key therapeutic areas, we are happy to announce the progression of several promising early-stage research projects including NXY-059, a novel neuroprotectant agent for stroke, GALIDA, a new treatment for type II diabetes and lipid disorders, and our CINOD, AZD3582, a new treatment for pain. These projects along with a score of others will ensure the future success of AstraZeneca as a global leader in pharmaceutical research and development."

7 November 2002


Media Enquiries:                Steve Brown/Emily Denney (London)       (020) 7304 5033/5034
                                Staffan Ternby (Sodertalje)             (8) 553 26107
                                Rachel Bloom (Wilmington)               (302) 886 7858

Analyst/Investor Enquiries:     Mina Blair-Robinson (London)            (020) 7304 5084
                                Jonathan Hunt (London)                  (020) 7304 5087
                                Staffan Ternby (Sodertalje)             (8) 553 26107
                                Ed Seage (Wilmington)                   (302) 886 4065
                                Jorgen Winroth (New York)               (212) 581 8720

For copies of the presentations from today's annual business review, please visit www.astrazeneca.com.

This press release contains forward-looking statements with respect to AstraZeneca's business. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially. For a discussion of those risks and uncertainties, please see the company's Annual Report/Form 20-F for 2001.

TRADE MARKS

The following brand names are trade marks of the AstraZeneca group of companies:

ARIMIDEX, ATACAND, CASODEX, CRESTOR, EXANTA, FASLODEX, GALIDA,
IRESSA, NEXIUM, SYMBICORT, SEROQUEL.

           AstraZeneca Development Pipeline: NCEs and line extensions
                                7 November 2002

Gastrointestinal

NCE's
-----------------------------------------------------------------------------------------------------------------------------------
         Compound                       Mechanism                    Areas under           Phase            Estimated Filing
                                                                    investigation                        ----------------------
                                                                                                          MAA              NDA
-----------------------------------------------------------------------------------------------------------------------------------
AZD0865                     Reversible acid pump inhibitor     Acid related GI disease       I           >2005            >2005
(was AR-H044277)

AZD3355                     Inhibitor of transient lower       Gastroesophageal reflux       I           >2005           >2005
                            esophageal sphincter               disease (GERD)
                            relaxations (TLESR)
-----------------------------------------------------------------------------------------------------------------------------------

Line Extensions
-----------------------------------------------------------------------------------------------------------------------------------
Nexium(R)                   Proton pump inhibitor              Treatment of NSAID GI        III         2Q 2003         2Q 2003
                                                               Side effects

Nexium(R)                   Proton pump inhibitor              Parenteral formulation       III         2Q 2003         2Q 2003

Nexium(R)                   Proton pump inhibitor              Prevention of NSAID GI       III         1H 2004         1H 2004
                                                               Side effects

Nexium(R)                   Proton pump inhibitor              Extraeosophageal reflux       II          >2005           >2005
                                                               disease
-----------------------------------------------------------------------------------------------------------------------------------

Cardiovascular

NCE's
-----------------------------------------------------------------------------------------------------------------------------------
Crestor(TM)                  Statin                             Hyperlipidemia              III          Filed           Filed

Crestor(TM)                  Statin                             Atheroma                    III          >2005           >2005

Crestor(TM)                  Statin                             Outcomes                    III          >2005           >2005

Exanta(TM)(melagatran)       Thrombin inhibitor (s.c)           Prevention of VTE           III          Filed           >2005

Exanta(TM)(H376/95)          Thrombin inhibitor                 Prevention of VTE           III          Filed          4Q 2003




Exanta(TM)(H376/95)          Thrombin inhibitor                 Prevention of stroke        III         4Q 2003         4Q 2003
                                                                in AF

Exanta(TM)(H376/95)          Thrombin inhibitor                 Treatment of VTE            III         4Q 2003          >2005

Exanta(TM)(H376/95)          Thrombin inhibitor                 Arterial/Post MI             II          >2005           >2005

AZ242                        PPAR agonist                       Diabetes /Metabolic          II          >2005           >2005
                                                                Syndrome

AZD6140                      ADP antagonist                     Arterial thrombosis          I           >2005           >2005

AZD7009                      Atrial Repolarisation Delaying     Atrial Fibrillation          I           >2005           >2005
                             Agent (ARDA)

AZD9684                      CPU inhibitor                      Thrombosis                   PC          >2005           >2005

AZD0837                      Thrombin inhibitor                 Thrombosis                   PC          >2005           >2005

AZD7806                      IBAT inhibitor                     Dyslipidaemia                PC          >2005           >2005
-----------------------------------------------------------------------------------------------------------------------------------

Line Extensions
-----------------------------------------------------------------------------------------------------------------------------------
Atacand(R)                    Angiotensin II antagonist        Hypertension outcomes        III         4Q 2002*       4Q 2002*
                                                               (SCOPE)

Atacand(R)                    Angiotensin II antagonist        CHF outcomes                 III         4Q 2003         4Q 2003
                                                               (CHARM)

Atacand(R)                    Angiotensin II antagonist        Diabetic retinopathy         III          >2005           >2005

Toprol-XL(R)                  Beta-blocker                     HCTZ combination             III                          >2005
-----------------------------------------------------------------------------------------------------------------------------------
*submission for variation to existing label.

CNS

NCE's
-----------------------------------------------------------------------------------------------------------------------------------
      Compound                     Mechanism               Areas under investigation     Phase            Estimated Filing
                                                                                                        ----------------------
                                                                                                         MAA              NDA
-----------------------------------------------------------------------------------------------------------------------------------
NXY-059                Free radical trapping agent        Stroke                          III           >2005            >2005

ZD 0947                K+ channel opener                  Overactive bladder               II           >2005            >2005

AR-A2                  5HT1(beta) antagonist              Anxiety/Depression               I            >2005            >2005

AZD1134                5HT1(beta) antagonist              Anxiety/Depression               PC           >2005            >2005

AZD5106                NK-2 antagonist                    Overactive bladder               PC           >2005            >2005

AZD4750                Chemokine receptor antagonist      Multiple sclerosis               PC           >2005            >2005
-----------------------------------------------------------------------------------------------------------------------------------

Line Extensions
-----------------------------------------------------------------------------------------------------------------------------------
Seroquel(R)            D2/5HT2 antagonist                 Granules                        III            2004            2004

Seroquel(R)            D2/5HT2 antagonist                 Sustained release               III      Under evaluation      Under
                                                                                                                      evaluation

Seroquel(R)            D2/5HT2 antagonist                 Mania                           III          1Q 2003          1Q 2003

Zomig(R)               5-HT1B/1D receptor agonist         Nasal spray                     III          Launched          Filed
-----------------------------------------------------------------------------------------------------------------------------------

Oncology

NCE's
-----------------------------------------------------------------------------------------------------------------------------------
Faslodex(R)            Oestrogen Receptor Antagonist      2nd line Advanced breast        III           1Q 2003        Launched
                                                          cancer

Faslodex(R)            Oestrogen Receptor Antagonist      1st line Advanced breast        III            >2005           >2005
                                                          cancer

Iressa(R)              EGFR-TK inhibitor                  NSCLC                           III           1Q 2003          Filed

ZD6474                 Angiogenesis inhibitor (Vascular   Solid tumours                    II            >2005           >2005
                       endothelial cell growth factor
                       receptor tyrosine kinase
                       inhibitor)




ZD4054                 Endothelin A receptor antagonist   Solid tumours                    II           >2005            >2005

ZD6126                 Vascular targeting agent           Solid tumours                    I            >2005            >2005

AZD2171                Angiogenesis inhibitor (Vascular   Solid tumours and                I            >2005            >2005
                       endothelial cell growth factor     haematological malignancies
                       receptor tyrosine kinase
                       inhibitor)

AZD3409                Farnesyl-transferase inhibitor     Solid tumours                    PC           >2005            >2005
                       ( FAR )

AZD0530                Non-receptor tyrosine kinase       Solid tumours                    PC           >2005            >2005
                       inhibitor

AZD4440                Vascular targeting agent           Solid tumours                    PC           >2005            >2005
-----------------------------------------------------------------------------------------------------------------------------------

Line Extensions
-----------------------------------------------------------------------------------------------------------------------------------
      Compound                    Mechanism               Areas under investigation      Phase            Estimated Filing
                                                                                                      -------------------------
                                                                                                         MAA             NDA
-----------------------------------------------------------------------------------------------------------------------------------
Arimidex(R)            Aromatase inhibitor               Adjuvant Breast Cancer           III         Approved         Launched

Casodex(R)             Anti-androgen                     Early Prostate Cancer            III         Launched          Filed

Zoladex(R)             LHRH agonist                      Pre-menopausal                   III         Launched
                                                         Adjuvant Breast Cancer

Iressa(R)              EGFR-TK inhibitor                 Head & Neck cancer               III           >2005           >2005

Iressa(R)              EGFR-TK inhibitor                 Breast cancer                     II           >2005           >2005

Iressa(R)              EGFR-TK inhibitor                 Colorectal cancer                 II           >2005           >2005
-----------------------------------------------------------------------------------------------------------------------------------

Respiratory and Inflammation

NCE's
-----------------------------------------------------------------------------------------------------------------------------------
AZD2315                       Immuno modulator               Rheumatoid Arthritis*         II           >2005           >2005

AZD4407                       5-lipoxygenase inhibitor       COPD                          I            >2005           >2005

AZD9056                       Ion channel blocker            Rheumatoid Arthritis*         I            >2005           >2005

AZD8309                       Chemokine receptor antagonist  Rheumatoid Arthritis*         PC           >2005           >2005

AZD7140                       Chemokine receptor antagonist  Rheumatoid Arthritis*         PC           >2005           >2005

AZD3342                       Protease Inhibitor             COPD                          PC           >2005           >2005

AZD0275                       Chemokine receptor antagonist  COPD                          PC           >2005           >2005

AZD0902                       Ion channel blocker            COPD                          PC           >2005           >2005

AZD8955                       Collagenase inhibitor          Osteoarthritis                PC           >2005           >2005
-----------------------------------------------------------------------------------------------------------------------------------
*First indication; use in other diseases eg. COPD under consideration.

Line Extensions
-----------------------------------------------------------------------------------------------------------------------------------
Symbicort(R)Turbuhaler(R)     Inhaled steroid/fast onset,    COPD                         III           Filed
                              long-acting (beta)2 agonist

Symbicort(R)Turbuhaler(R)     Inhaled steroid/fast onset,    Single therapy for           III          3Q 2003
                              long-acting (beta)2 agonist    asthma

Symbicort(R)pMDI              Inhaled steroid/fast onset,    Asthma                       III          4Q 2003         1H 2004
                              long-acting (beta)2 agonist

Oxis(R)Turbuhaler(R)          Long-acting (beta)2 agonist    COPD                         III           Filed

Oxis(R)pMDI                   Long-acting (beta)2 agonist    Asthma                       III          3Q 2003
-----------------------------------------------------------------------------------------------------------------------------------

Pain Control

NCE's
-----------------------------------------------------------------------------------------------------------------------------------
          Compound                      Mechanism                  Areas under           Phase            Estimated Filing
                                                                  investigation                        ----------------------
                                                                                                         MAA             NDA
-----------------------------------------------------------------------------------------------------------------------------------
AZD3582                       COX inhibiting nitric oxide    Acute/chronic                 II           >2005           >2005
                              donator                        nociceptive pain

AZD4282                       NMDA Antagonist                Neuropathic pain              PC           >2005           >2005

AZD 4717                      COX inhibiting nitric oxide    Acute/chronic                 PC           >2005           >2005
                              donator                        nociceptive pain
-----------------------------------------------------------------------------------------------------------------------------------

Line Extensions
-----------------------------------------------------------------------------------------------------------------------------------
Naropin(R)                    Sodium channel blocker         Spinal anaesthesia           III           Filed
-----------------------------------------------------------------------------------------------------------------------------------

Infection

Line Extensions
-----------------------------------------------------------------------------------------------------------------------------------
Merrem(R)                     Carbapenem antibiotic          Skin and soft tissue         III                          4Q 2003
                                                             infections
-----------------------------------------------------------------------------------------------------------------------------------


            AstraZeneca Development Pipeline: Discontinued Projects

GI

-----------------------------------------------------------------------
            Compound                            Mechanism
-----------------------------------------------------------------------
Rofleponide                       Oral steroid
-----------------------------------------------------------------------


CV

-----------------------------------------------------------------------
           Compound                            Mechanism
-----------------------------------------------------------------------
AZD7545                           PDK Inhibitor
-----------------------------------------------------------------------


Respiratory and Inflammation

-----------------------------------------------------------------------
           Compound                            Mechanism
-----------------------------------------------------------------------
Rofleponide palmitate             Intranasal steroid
-----------------------------------------------------------------------


Infection

-----------------------------------------------------------------------
           Compound                            Mechanism
-----------------------------------------------------------------------
Merrem(R)for use in neutropenics  Carbapenem antibiotic
-----------------------------------------------------------------------




Comments
As disclosure of compound information is balanced by the business need to maintain competitive advantage, some compound information has not been disclosed at this time.

Compounds in development are displayed by phase.

Abbreviations:

PC  - Pre-clinical: Candidate Drug accepted for development but not yet administered to man.
MAA - Marketing Authorisation Application (Europe)
NDA - New Drug Application (USA)


7 November 2002

Item 4


                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 8 November 2002, it purchased for cancellation 15,000 ordinary shares of AstraZeneca PLC at a price of 2392 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,725,357,312.



G H R Musker
Company Secretary
11 November 2002

Item 5


                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 12 November 2002, it purchased for cancellation 20,000 ordinary shares of AstraZeneca PLC at a price of 2462 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,725,337,312.



G H R Musker
Company Secretary
13 November 2002

Item 6


                   ASTRAZENECA PLC - DIRECTORATE ANNOUNCEMENT


AstraZeneca PLC today announced that Ake Stavling will be leaving the Company on 31 January 2003. Ake Stavling is 58 and has been an Executive Director since April 1999. He played a key role in the integration of Astra and Zeneca following the merger in 1999 and since then has been responsible for Business Development. From 1993-1999 he was Executive Vice President and Chief Financial Officer of Astra AB and before that held senior positions at Atlas Copco and Ericsson.



G H R Musker
Company Secretary
14 November 2002

Item 7


                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 13 November 2002, it purchased for cancellation 650,000 ordinary shares of AstraZeneca PLC at a price of 2491 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,724,696,765.



G H R Musker
Company Secretary
14 November 2002

Item 8


                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 14 November 2002, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2494 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,724,396,765.



G H R Musker
Company Secretary
15 November 2002

Item 9


                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 15 November 2002, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2523 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,724,146,765.



G H R Musker
Company Secretary
18 November 2002

Item 10


                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 20 November 2002, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2470 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,723,650,066.



G H R Musker
Company Secretary
21 November 2002

Item 11


                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 21 November 2002, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2503 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,723,350,066.



G H R Musker
Company Secretary
22 November 2002

Item 12


                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 22 November 2002, it purchased for cancellation 430,000 ordinary shares of AstraZeneca PLC at a price of 2484 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,722,920,066.



G H R Musker
Company Secretary
25 November 2002

Item 13


                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 25 November 2002, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2430 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,722,420,066.



G H R Musker
Company Secretary
26 November 2002

Item 14


DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTION 324/329

WE HEREBY INFORM YOU THAT, ON 25 NOVEMBER 2002, WE WERE NOTIFIED BY DR H L MOGREN, A DIRECTOR OF THE COMPANY, THAT, ON 25 NOVEMBER 2002, HE SOLD OPTIONS OVER ASTRAZENECA PLC ORDINARY SHARES OF USD0.25 EACH AS FOLLOWS:-

NUMBER OF OPTIONS SOLD      SALE PRICE PER     DATE OF SALE
                            OPTION

9,217                       67.59SEK           25.11.02

THESE OPTIONS WERE ORIGINALLY GRANTED TO DR MOGREN OVER SHARES IN ASTRA AB UNDER THE ASTRA SHAREHOLDER VALUE INCENTIVE PLAN AND WERE CONVERTED INTO OPTIONS OVER ORDINARY SHARES IN ASTRAZENECA PLC IN APRIL 1999. DETAILS OF THE UNDERLYING ASTRAZENECA SHARES OVER WHICH THE OPTIONS WERE HELD ARE AS FOLLOWS:-

                                                          CLOSING PRICE OF
NUMBER OF ASTRAZENECA SHARES     EFFECTIVE OPTION PRICE   ASTRAZENECA SHARES ON
OVER WHICH OPTIONS WERE HELD     PER SHARE                DATE OPTIONS WERE SOLD

12,400                           298.28SEK                345SEK


FOLLOWING THESE TRANSACTIONS, DR MOGREN HOLDS OPTIONS OVER 204,425 ORDINARY SHARES OF ASTRAZENECA PLC.

G H R MUSKER
COMPANY SECRETARY

26 NOVEMBER 2002

Item 15


                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 26 November 2002, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2435 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,722,120,066.



G H R Musker
Company Secretary
27 November 2002

Item 16


                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 27 November 2002, it purchased for cancellation 100,110 ordinary shares of AstraZeneca PLC at a price of 2445 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,722,763,772.



G H R Musker
Company Secretary
28 November 2002

Item 17


                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 28 November 2002, it purchased for cancellation 125,000 ordinary shares of AstraZeneca PLC at a price of 2461 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,722,638,772.



G H R Musker
Company Secretary
29 November 2002